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                             July 28, 2023

       Koichi Ishizuka
       Chief Executive Officer
       Next Meats Holdings, Inc.
       3F 1-16-13 Ebisu Minami Shibuya-ku
       Tokyo Japan

                                                        Re: Next Meats
Holdings, Inc.
                                                            Form 8-K
                                                            Filed July 24, 2023
                                                            File No. 000-56167

       Dear Koichi Ishizuka:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed July 24, 2023

       Item 4.02 Non-Reliance On Previously Issued Financial Statements Or A Related Audit Report
       Or Completed Interim Review. , page 2

   1. Please amend your filing to address all required elements contemplated in Item 4.02(a)
                                                        & (b) of Form 8-K as
applicable. In addition, we note your brief description of the facts underlying the
conclusion only addresses the par value of the share issuance. It appears you should also address
in your disclosure, the previously recognized $5.9 billion of share-based
compensation expense associated with the shares and how the reversal is expected to impact your
accounts.
 Koichi Ishizuka
Next Meats Holdings, Inc.
July 28, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551- 3629 if
you have questions regarding these comments.



FirstName LastNameKoichi Ishizuka                         Sincerely,
Comapany NameNext Meats Holdings, Inc.
                                                          Division of
Corporation Finance
July 28, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName